Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-0000000) pertaining to the TheStreet.com, Inc. Amended and Restated 1998 Stock Incentive Plan of our report dated March 11, 2005, except for Note 2, as to which the date is March 13, 2006 with respect to the consolidated balance sheet of TheStreet.com, Inc. as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2004 and the information for each of the two years in the period ended December 31, 2004 included in the related financial statement schedule of TheStreet.com, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

New York, New York March 13, 2006	/s/ Ernst & Young LLP